July 30, 2010
VIA EDGAR
Ms. Jan Woo
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	JDA Software Group, Inc.
Registration Statement on Form S-4, as amended
Filed June 9, 2010
File No. 333-167429
Dear Ms. Woo:
     JDA Software Group, Inc., a Delaware corporation (the “Registrant”), is registering an exchange offer (the “Exchange Offer”) of 8.00% Senior Notes due 2014 issued on December 10, 2009 (the “Old Notes”) for 8.00% Senior Notes due 2014 that have been registered under the Securities Act of 1933, as amended (the “Securities Act” and, such notes, the “Exchange Notes”), pursuant to a Registration Statement on Form S-4 (File No. 333-167429), as amended (the “Registration Statement”) in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993). The Registrant represents as follows:
     1. The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.
     2. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Securities and Exchange Commission
July 30, 2010

     3. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security-holder information required by Item 507 of Regulation S-K under the Securities Act.
     4. The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC no-action letter (July 2, 1993)) in connection with any resale of such Exchange Notes.
     5. The Registrant will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:
     (a) If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.
     (b) If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     6. Neither the Registrant nor any affiliate of the Registrant has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the Exchange Notes.
     If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 308-3460.

Very truly yours, JDA Software Group, Inc.
By:	/s/ G. Michael Bridge
G. Michael Bridge
Senior Vice President, General Counsel and Corporate Secretary